FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of January, 2019

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is Registrant’s press release dated January 31, 2019, announcing that Gilat was Awarded Multi-Year Contract for Broadband Solution Over ISRO’s GSAT-11 Satellite Covering India.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd.
(Registrant)

Dated January 31, 2019	By: /s/ Yael Shofar
Yael Shofar
General Counsel

Gilat Awarded Multi-Year Contract for Broadband
Solution Over ISRO’s GSAT-11 Satellite Covering India

Larsen & Toubro (L&T) chose Gilat to supply and operate four gateways across India

Petah Tikva, Israel, January 31, 2019 -- Gilat Satellite Networks Ltd. (NASDAQ, TASE: GILT), a worldwide leader in satellite networking technology, solutions and services, announced today that it was awarded a multi-year contract to provide equipment and services for broadband connectivity over ISRO’s GSAT-11 across India. Larsen & Toubro (L&T), an Indian multinational company engaged in technology, engineering, construction, manufacturing and financial services, chose Gilat to supply the ground segment and operate four gateways.

The Indian Space Research Organization (ISRO) launched the multi-spot beam satellite GSAT-11 last month, to provide broadband coverage over India’s mainland and islands, boosting connectivity to rural India and chose L&T to supply, install, commission and maintain GSAT-11 ground system network. GSAT 11 will enhance public welfare systems like e-banking, e-health, e-governance as well as provide a platform to demonstrate new generation applications.

L&T chose Gilat’s multi-application SkyEdge II-c platform to deliver broadband services across the country. Gilat’s hubs will be placed and operated in the following main and diversity gateway sites in India: Ranchi, Delhi, Ahmedabad and Bangalore.

“We are gratified by the trust L&T put in Gilat to deliver the baseband equipment and services for the GSAT-11 satellite,” said Abhay Kumar, Regional Vice President Asia and North America at Gilat. “This is another testimony to Gilat’s superior solution being chosen by satellite operators worldwide to deliver plentiful, quality and affordable satellite-based broadband communication.”

About ISRO - Indian Space Research Organisation
 Indian Space Research Organisation, formed in 1969, superseded the erstwhile INCOSPAR. Vikram Sarabhai, having identified the role and importance of space technology in a Nation's development, provided ISRO the necessary direction to function as an agent of development. ISRO then embarked on its mission to provide the Nation space based services and to develop the technologies to achieve the same independently.

Throughout the years, ISRO has upheld its mission of bringing space to the service of the common man, to the service of the Nation. In the process, it has become one of the six largest space agencies in the world. ISRO maintains one of the largest fleet of communication satellites (INSAT) and remote sensing (IRS) satellites, that cater to the ever growing demand for fast and reliable communication and earth observation respectively. ISRO develops and delivers application specific satellite products and tools to the Nation: broadcasts, communications, weather forecasts, disaster management tools, Geographic Information Systems, cartography, navigation, telemedicine, dedicated distance education satellites being some of them.

About Larsen & Toubro (L&T)
 Larsen & Toubro is an Indian multinational engaged in technology, engineering, construction, manufacturing and financial services with over USD 18 billion in revenue. It operates in over 30 countries worldwide. A strong, customer–focused approach and the constant quest for top-class quality have enabled L&T to attain and sustain leadership in its major lines of business for eight decades.

About Gilat
 Gilat Satellite Networks Ltd. (NASDAQ: GILT, TASE: GILT) is a leading global provider of satellite-based broadband communications. With 30 years of experience, we design and manufacture cutting-edge ground segment equipment, and provide comprehensive solutions and end-to-end services, powered by our innovative technology. Delivering high value competitive solutions, our portfolio comprises of a cloud based VSAT network platform, high-speed modems, high performance on-the-move antennas and high efficiency, high power Solid State Amplifiers (SSPA) and Block Upconverters (BUC).

Gilat’s comprehensive solutions support multiple applications with a full portfolio of products to address key applications including broadband access, cellular backhaul, enterprise, in-flight connectivity, maritime, trains, defense and public safety, all while meeting the most stringent service level requirements. Gilat controlling shareholders are the FIMI Private Equity Funds. For more information, please visit: www.gilat.com

Certain statements made herein that are not historical are forward-look ng within the meaning of the Private Securities Litigation Reform Act of 1995. The words "estimate", "project", "intend", "expect", "believe" and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat's products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat's products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company's proprietary technology and risks associated with Gilat's international operations and its location in Israel. We undertake no obligation to update or revise any forward-looking statements for any reason. For additional information regarding these and other risks and uncertainties associated with Gilat's business, reference is made to Gilat's reports filed from time to time with the Securities and Exchange Commission.

Contact:
Gilat Satellite Networks
Doreet Oren, Director Corporate Communications
DoreetO@gilat.com

Comm-Partners LLC
 June Filingeri, President
+1-203-972-0186
JuneFil@optonline.net